Exhibit 99.2

Consolidated Financial Statements (Expressed in thousands of Canadian dollars) WESTPORT INNOVATIONS INC. Years ended March 31, 2010, 2009 and 2008

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Westport Innovations Inc. (the Company) as at March 31, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2010.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in accordance with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 27, 2010 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada
May 27, 2010

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone (604) 691-3000 Fax (604) 691-3031 Internet www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Westport Innovations Inc.

We have audited Westport Innovation Inc.’s (the Company) internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on Disclosure Controls and Procedures and Internal Controls Over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal controls over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Westport Innovations Inc.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the Standards of Public Company Accounting Oversight Board (United States).  Our report dated May 27, 2010 expressed an unqualified opinion on those consolidated financial statements.

//s//  KPMG LLP

Chartered Accountants

Vancouver, Canada
May 27, 2010

WESTPORT INNOVATIONS INC. Consolidated Balance Sheets (Expressed in thousands of Canadian dollars) March 31, 2010 and 2009
	2010	2009

Assets
Current assets:
Cash and cash equivalents	$71,594	$39,043
Short-term investments	34,257	43,576
Accounts receivable (note 5)	11,570	6,417
Loan receivable (note 19(a))	13,505	11,234
Inventories (note 4)	8,175	13,982
Prepaid expenses	1,307	1,387
Current portion of future income tax assets (note 18(b))	5,069	4,451
	145,477	120,090
Long-term investments (note 5)	-	1,935
Equipment, furniture and leasehold improvements (note 6)	6,209	7,712
Intellectual property (note 7)	287	430
Future income tax assets (note 18(b))	4,144	5,337

	$156,117	$135,504

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$13,902	$14,359
Deferred revenue	891	546
Demand installment loan (note 8)	3,295	4,642
Short-term debt (note 9)	163	1,614
Current portion of long-term debt (note 10)	139	17
Current portion of warranty liability	12,082	12,222
	30,472	33,400

Warranty liability	9,199	12,369
Long-term debt (note 10)	12,936	11,353
Other long-term liabilities (note 11)	5,271	4,821
Joint Venture Partners’ share of net assets of joint ventures (note 19)	13,344	12,603
	71,222	74,546
Shareholders’ equity:
Share capital (note 13):
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares in series, no par value
Issued:
38,494,475 (2009 - 32,040,540) common shares	376,710	311,855
Other equity instruments (note 16)	12,293	12,319
Additional paid in capital	5,260	5,263
Accumulated deficit	(309,521)	(271,885)
Accumulated other comprehensive income	153	3,406
	84,895	60,958
Commitments and contingencies (notes 12 and 20)

	$156,117	$135,504

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

“Henry Bauermeister”	Director	“John A. Beaulieu”	Director

WESTPORT INNOVATIONS INC. Consolidated Statements of Operations (Expressed in thousands of Canadian dollars, except share and per share amounts) Years ended March 31, 2010, 2009 and 2008
	2010	2009	2008

Product revenue	$102,049	$102,755	$55,238
Parts revenue	28,663	19,082	16,298
	130,712	121,837	71,536

Cost of revenue and expenses:
Cost of revenue	89,352	91,020	49,023
Research and development (notes 15(c) and 17)	28,411	30,982	23,026
General and administrative (note 15(c))	12,728	8,575	6,033
Sales and marketing (note 15(c))	18,102	15,071	10,550
Foreign exchange loss	348	682	1,287
Depreciation and amortization	2,128	1,978	1,550
Bank charges, interest and other	450	469	280
	151,519	148,777	91,749

Loss before undernoted	(20,807)	(26,940)	(20,213)

Loss from investment accounted for by the equity method	(1,078)	(1,021)	-
Interest on long-term debt and amortization of discount	(2,758)	(1,879)	(986)
Interest and other income	383	1,882	1,316
Gain on sale of long-term investments (note 5)	2,972	14,275	10,659

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	(21,288)	(13,683)	(9,224)

Income tax recovery (expense) (note 18):
Current	(10,236)	(3,276)	(218)
Future	1,341	(3,245)	4,691
	(8,895)	(6,521)	4,473

Loss before Joint Venture Partners’ share of income from joint ventures	(30,183)	(20,204)	(4,751)

Joint Venture Partners’ share of net income from joint ventures (note 19)	(7,453)	(4,221)	(5,564)

Loss for the year	$(37,636)	$(24,425)	$(10,315)

Basic and diluted loss per share	$(1.10)	$(0.81)	$(0.41)
Weighted average common shares outstanding - Basic and diluted	34,133,247	30,268,947	25,167,966

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Comprehensive Income (Loss) (Expressed in thousands of Canadian dollars) Years ended March 31, 2010, 2009 and 2008
	2010	2009	2008

Loss for the year	$(37,636)	$(24,425)	$(10,315)
Other comprehensive income (loss)
Unrealized gain on available for sale securities, net of tax of $nil (2009 - $323); (2008 -$181)	-	1,781	645
Reclassification of net realized gains on available for sale securities to net loss, net of tax of $77 (2009 - $2,454); (2008 - $1,345)	(540)	(12,119)	(6,799)
Cumulative translation adjustment	(2,494)	3,659	-
Reclassification of realized foreign exchange gain on payment of dividend by joint venture	(219)	(793)	-
	(3,253)	(7,472)	(6,154)

Comprehensive loss	$(40,889)	$(31,897)	$(16,469)

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Shareholders’ Equity (Expressed in thousands of Canadian dollars, except share amounts) Years ended March 31, 2010, 2009 and 2008
						Accumulated other
	Common shares	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Comprehensive income	Shareholders’ equity

Balance, April 1, 2007	21,624,594	232,830	12,352	5,301	(236,382)	17,032	31,133
Issue of common shares on exercise of stock options	232,024	1,967	-	(762)	-	-	1,205
Issue of common shares on exercise of performance share units	60,383	390	(390)	-	-	-	-
Issue of common shares on conversion of subordinated convertible notes and settlement of accrued interest	4,831,801	21,759	(7,569)	-	(763)	-	13,427
Issue of common shares on exercise of warrants	668,191	1,420	(1,420)	-	-	-	-
Share issuance costs	-	(164)	-	-	-	-	(164)
Stock-based compensation	-	-	106	558	-	-	664
Net loss for the year	-	-	-	-	(10,315)	-	(10,315)
Other comprehensive loss	-	-	-	-	-	(6,154)	(6,154)

Balance, March 31, 2008	27,416,993	258,202	3,079	5,097	(247,460)	10,878	29,796

Issue of common shares on exercise of stock options	104,669	939	-	(357)	-	-	582
Issue of common shares on exercise of performance share units	3,947	23	(23)	-	-	-	-
Issue of common shares on settlement of accrued interest	14,931	249	-	-	-	-	249
Issue of common shares on public offering (note 13)	4,500,000	57,348	-	-	-	-	57,348
Share issuance costs	-	(4,906)	-	-	-	-	(4,906)
Value of warrants issued with long-term debt	-	-	3,847	-	-	-	3,847
Value of warrants issued to settle obligation to issue warrants	-	-	4,000	-	-	-	4,000
Financing costs incurred	-	-	(307)	-	-	-	(307)
Stock-based compensation	-	-	1,723	523	-	-	2,246
Net loss for the year	-	-	-	-	(24,425)	-	(24,425)
Other comprehensive loss	-	-	-	-	-	(7,472)	(7,472)

Balance, March 31, 2009	32,040,540	311,855	12,319	5,263	(271,885)	3,406	60,958

Issue of common shares on exercise of stock options	389,580	3,998	-	(1,455)	-	-	2,543
Issue of common shares on exercise of performance share units	601,855	3,401	(3,401)	-	-	-	-
Issue of common shares on public offering (note 13)	5,462,500	60,840	-	-	-	-	60,840
Share issuance costs	-	(3,384)	-	-	-	-	(3,384)
Stock-based compensation	-	-	3,375	1,452	-	-	4,827
Net loss for the year	-	-	-	-	(37,636)	-	(37,636)
Other comprehensive loss	-	-	-	-	-	(3,253)	(3,253)

Balance, March 31, 2010	38,494,475	$376,710	$12,293	$5,260	$(309,521)	$153	$84,895

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows (Expressed in thousands of Canadian dollars) Years ended March 31, 2010, 2009 and 2008
	2010	2009	2008

Cash flows from operating activities:
Loss for the year	$(37,636)	$(24,425)	$(10,315)
Items not involving cash:
Depreciation and amortization	2,128	1,978	1,550
Stock-based compensation expense	4,827	2,246	664
Future income tax expense (recovery)	(1,341)	3,245	(4,691)
Change in deferred lease inducements	(74)	(321)	(251)
Gain on sale of long-term investments	(2,972)	(14,275)	(10,659)
Joint Venture Partners’ share of net income from joint ventures	7,453	4,221	5,564
Loss from investment accounted for by the equity method	1,078	1,021	-
Accretion of long-term debt	1,409	866	690
Other	47	(181)	(146)
Changes in non-cash operating working capital:
Accounts receivable	(6,046)	1,004	3,853
Inventories	5,807	(4,962)	(6,204)
Prepaid expenses	53	(354)	(250)
Accounts payable and accrued liabilities	346	5,545	2,343
Deferred revenue	1,680	2,948	(133)
Warranty liability	1,188	12,168	2,186
	(22,053)	(9,276)	(15,799)
Cash flows from investing activities:
Purchase of equipment, furniture and leasehold improvements	(256)	(5,904)	(1,690)
Proceeds on disposition of equipment, furniture and leasehold improvements	-	-	609
Sale (purchase) of short-term investments, net	8,753	(27,024)	6,725
Disposition of long-term investments	3,811	19,379	17,977
Advances on loans receivable	(18,298)	(18,948)	(6,774)
Repayment on loans receivable	13,509	17,307	-
Investment in joint venture	-	(1,500)	-
Proceeds from joint venture partner	-	-	425
Leasehold inducement	-	325	-
	7,519	(16,365)	17,272
Cash flows from financing activities:
Proceeds from demand installment loan	-	500	5,000
Payments on demand installment loan	(1,347)	(1,634)	(837)
Increase in short-term debt	-	170	5,995
Payments on short-term debt	(1,205)	(5,449)	-
Payments on bank loan and other long-term debt	(47)	(103)	(6,814)
Issuance of debenture notes	-	15,000	-
Finance costs incurred	-	(1,006)	-
Shares issued for cash	63,383	57,930	1,205
Share issuance costs	(3,384)	(4,906)	(164)
Dividends paid to joint venture partner	(4,218)	(9,259)	-
	53,182	51,243	4,385
Effect of foreign exchange on cash and cash equivalents	(6,097)	5,881	-

Increase in cash and cash equivalents	32,551	31,483	5,858
Cash and cash equivalents, beginning of year	39,043	7,560	1,702

Cash and cash equivalents, end of year	$71,594	$39,043	$7,560

WESTPORT INNOVATIONS INC. Consolidated Statements of Cash Flows, Continued (Expressed in thousands of Canadian dollars) Years ended March 31, 2010, 2009 and 2008
	2010	2009	2008

Supplementary information:
Interest paid	$1,588	$956	$473
Taxes paid	9,181	1,771	479
Non-cash transactions:
Purchase of equipment, furniture and leasehold improvements by assumption of capital lease obligation	343	50	-
Shares issued on exercise of performance share units	3,401	23	390
Shares issued on conversion of debt	-	-	21,115
Shares issued for settlement of interest on convertible notes	-	249	644
Broker warrants issued with subordinated debt (note 10(b))	-	284	-
Shares issued on cashless exercise of warrants	-	-	1,420
Warrants issued on obligation to settle warrants (note 14)	-	4,000	-

See accompanying notes to consolidated financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

1.	Company organization and operations:

Westport Innovations Inc. (the "Company") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995.

The Company is involved in the research, development and commercialization of environmental technologies, including high-pressure direct injection (“HPDI”) combustion technology that allows diesel engines to operate on cleaner burning gaseous fuels such as natural gas without sacrificing performance or fuel economy.  The Company also has a joint venture interest in Cummins Westport Inc. (“CWI”), a joint venture with Cummins Inc. (“Cummins”), formed in 2001 (note 19(a)).  CWI develops, supports and markets a comprehensive product line of low-emission, high performance engines and ancillary products using proprietary intellectual property developed by the Company and Cummins.

These consolidated financial statements have been presented on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the normal course of operations.  To date, the Company has financed its operations primarily by equity and debt financing, sale of investments, its share of operating cash flows from CWI, and margins on the sale of products and parts.  If the Company does not have sufficient funding from internal or external sources, it may be required to delay, reduce or eliminate certain research and development programs and forego acquisition of certain equipment.  The future operations of the Company are dependent upon its ability to produce, distribute and sell an economically viable product to attain profitable operations.

2.	Significant accounting policies:

(a) Basis of presentation:

The consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries and variable interest entities for which the Company is considered the primary beneficiary.  Intercompany balances and transactions have been eliminated.

Interests in variable interest entities are consolidated by the Company if the Company is the primary beneficiary.  The Company has identified CWI and BTIC Westport Inc. (“BWI”) as variable interest entities and determined that the Company is the primary beneficiary.  Accordingly, the Company has consolidated these entities.  The 50% interest held by the Company’s joint venture partners is reflected as “Joint Venture Partners’ share of net assets of joint ventures” in these consolidated financial statements.

These consolidated financial statements are presented in accordance with Canadian generally accepted accounting principles, which conform in all material respects with accounting principles generally accepted in the United States, except as outlined in note 24.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(b)	Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations.

	(c)	Short-term investments:

Short-term investments, consisting of investment grade commercial paper, banker acceptances, bearer deposit notes, guaranteed investment certificates and other term deposits are considered available for sale and recorded at fair value with changes in fair value recognized in accumulated other comprehensive income until realized.  A decline in value that is considered other than temporary is recognized in net loss for the period.

	(d)	Accounts and loans receivable

Accounts receivable and loans receivable are measured at amortized cost.  An allowance for doubtful accounts is recorded based on a review of specific accounts deemed uncollectible.  Account balances are charged against the allowance in the period in which it is considered probable that the receivable will not be recovered.

	(e)	Inventories:

The Company’s inventory consists of the Company’s fuel system products (finished goods), work-in-progress, purchased parts and assembled parts. Inventories are recorded at the lower of cost and net realizable value.  Cost is determined based on the lower of weighted average cost and net realizable value.  The cost of fuel system product inventories, assembled parts and work-in-progress includes materials, labour and production overhead including depreciation.  An inventory obsolescence provision is provided to the extent cost of inventory exceeds net realizable value.  In establishing the amount of the inventory obsolescence provision, management estimates the likelihood that inventory carrying values will be affected by changes in market demand and technology, which would make inventory on hand obsolete.

	(f)	Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements are stated at cost. Depreciation is provided as follows:

Assets	Basis	Rate

Computer equipment and software	Straight-line	3 years
Furniture and fixtures	Straight-line	5 years
Machinery and equipment	Straight-line	8 years
Leasehold improvements	Straight-line	Lease term

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(g)	Long-term investments:

Long-term investments are designated as available for sale and recorded at their fair value to the extent a reliable fair value is determinable.  Changes in fair value are recognized in accumulated other comprehensive income (loss).  A decline in value that is considered other than temporary is recognized in net loss for the period.  The Company records investments in which it has significant influence using the equity basis of accounting.

(h)	Financial liabilities:

Accounts payable and accrued liabilities, demand installment loan, short-term debt, and long-term debt are measured at amortized cost.  Transaction costs relating to long-term debt are netted against the liability on initial recognition and are amortized using the effective interest rate method.  For debt instruments containing a debt and equity component, the proceeds received are allocated between the debt and equity components based on their relative fair values.

(i)	Research and development costs:

Research costs are expensed as incurred and are recorded net of government funding received or receivable.  Development costs are deferred only if they meet certain stringent criteria generally related to technical feasibility, market definition and financing availability for future development; otherwise, development costs are expensed as incurred.  Related investment tax credits reduce research and development expenses in the same year in which the related expenditures are charged to earnings or loss, provided there is reasonable assurance the benefits will be realized.  As at March 31, 2010 and 2009, no development costs had been deferred.

(j)	Government assistance:

The Company periodically applies for financial assistance under available government incentive programs, which is recorded in the period it is received or receivable.  Government assistance relating to the purchase of equipment, furniture and leasehold improvements is reflected as a reduction of the cost of such assets.  Government assistance related to research and development activities is recorded as a reduction of the related expenditures.

(k)	Intellectual property:

Intellectual property, consisting primarily of the cost of acquired patents, licenses and other intellectual property, is amortized over their estimated useful lives, which currently does not exceed seven years.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(l)	Impairment of long-lived assets:

The Company reviews for impairment of long-lived assets, including equipment, furniture, and leasehold improvements and intellectual property, to be held and used whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.  If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount.  An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value.  When quoted market prices are not available, the Company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value.

	(m)	Warranty liability:

Estimated warranty costs are recognized at the time the Company sells its products and are included in cost of revenue.  The Company provides warranty coverage on products sold for a period of two years from the date the products are put into service by customers.  Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period.  Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period.  The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability.  New product launches require a greater use of judgment in developing estimates until claims experience becomes available.  Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.  The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter.  The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products.  Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

	(n)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two year coverage.  Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period.  On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(o)	Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer.  Revenue also includes fees earned from performing research and development activities for third parties, as well as technology license fees from third parties.  Revenue from research and development activities is recognized as the services are performed.  Revenue from technology license fees is recognized over the duration of the licensing agreement.  Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

	(p)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between the accounting and tax basis of the assets and liabilities and for loss carry forwards and are measured using the tax rates expected to apply when these tax assets and liabilities are recovered or settled.  The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date.  A valuation allowance is recorded against any future income tax asset if it is not “more likely than not” that the benefit of these assets will be realized.

	(q)	Stock-based compensation plans:

The Company has a stock option plan, which is described in note 15(a).  The Company accounts for stock-based compensation related to stock options granted to employees and directors using the fair value method. The resulting compensation expense is calculated using the Black-Scholes valuation method net of estimated forfeitures and is recognized in results from operations over the vesting period.  The Company has an employee share purchase plan, which is described in note 15(b).  The Company matches the employees’ contribution and recognizes this cost as an expense in the period it is incurred.

The Company has a Performance Share Unit (“PSU”) Plan as described in note 15(c).  The value of the units is calculated based on the market price of the Company’s common shares on the date of grant and is recorded as compensation expense in the period earned, which generally is the period over which the PSUs vest.

	(r)	Post-retirement benefits:

The Company has implemented a group registered retirement savings plan (“RRSP”) in which full-time employees of the Company are eligible to participate.  Eligible employees may make contributions up to their personal eligible contribution limit under the Canadian Income Tax Act.  The Company contributes up to a maximum combined total of 5% of the employee’s regular base pay to the RRSP and/or the employee share purchase plan and recognizes this cost as an expense in the period it is incurred.  During the year ended March 31, 2010, the Company recognized $635 (2009 - $580; 2008 - $418) of expense associated with the RRSP.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

2.	Significant accounting policies (continued):

	(s)	Currency translation:

The functional currency of the Company is the Canadian dollar. Monetary items denominated in foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in results from operations.

The functional currency of CWI is the United States dollar. The assets and liabilities of CWI are translated into Canadian dollars at the year-end exchange rate.  Revenue and expenses are translated at the average quarterly exchange rate.  The resulting translation gains and losses are included in accumulated other comprehensive income within shareholders’ equity.  Prior to April 1, 2008, CWI’s functional currency was considered to be the Canadian dollar and foreign exchange gains and losses were recorded in the statement of operations.

	(t)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the period.  Significant areas requiring the use of estimates include amortization of equipment, furniture and leasehold improvements, the determination of future cash flows and discount rates for impairment of long-lived assets, valuation of inventories, valuation of long-term investments, valuation of future income tax assets and the determination of warranty liability.  Actual results could differ from estimates used in the preparation of the consolidated financial statements.

	(u)	Loss per share:

Basic loss per share is calculated using the weighted average number of shares outstanding during the period.  Diluted loss per share is computed similarly to basic loss per share, except the weighted average number of shares outstanding is increased to include additional shares from the assumed exercise of conversion options, stock options, warrants and performance share units, if dilutive.  For stock options, warrants and performance units, the number of additional shares is calculated by assuming that outstanding stock options, warrants and performance share units were exercised at the beginning of the year or when granted and the proceeds from such exercises were used to repurchase shares of common stock at the average market price during the period.  For conversion options, the Company uses the if-converted method, which assumes the exercise of options occurs at the beginning of the year or when granted.  For all periods presented, diluted loss per share does not differ from basic loss per share as the impact of dilutive securities is anti-dilutive.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

3.	Accounting changes:

	(a)	Adoption of new accounting standards:

Goodwill and Intangible Assets:

On April 1, 2009, the Company adopted CICA Handbook Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and the recognition, measurement and presentation of intangible assets, including assets developed from research and development activities, ensuring consistent treatment of all intangible assets, whether separately acquired or internally developed.  The Company adopted this standard on April 1, 2009, and the adoption had no impact on the consolidated financial statements.

Financial instruments - presentation and disclosures:

In 2009, the Company adopted the amendments to CICA Section 3862, Financial Instruments - Disclosures.  The amendments resulted in enhanced disclosures regarding the fair value measurement of financial instruments and are included in note 22.  The adoption of these amendments had no impact on the Company’s results from operations, financial position or cash flows.

	(b)	Future accounting changes:

Business combinations, consolidated financial statements and non-controlling interests

In January 2009, The CICA issued Section 1582, Business Combinations, which replaces CICA 1581 and Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600.  Under Section 1582, the purchase price used in a business combination is based on the fair value of the shares exchanged at their market price on the date of exchange.  Furthermore, acquisition costs will be expensed as incurred, which are currently capitalized as part of the purchase price.  Contingent liabilities are also recognized at fair value at the date of acquisition and remeasured fair value at each year through net income until settled.  Currently, only contingent liabilities that are resolved and payable are included in the cost to acquire the business.

Any negative goodwill will be recognized immediately in net income, unlike the current requirement to eliminate it by reducing net non-monetary assets in the purchase price allocation.  Sections 1601 and 1602 revise and enhance standards for preparation of consolidated financial statements subsequent to a business combination.  All three of the new CICA handbook sections are effective on January 1, 2011 with prospective application.  The Company plans to early adopt these sections on April 1, 2010 and apply them to business combinations occurring subsequent to that date.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

3.	Accounting changes (continued):

(b) Future accounting changes (continued):

Basis of presentation:

Canada’s Accounting Standards Board has ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board over a transitional period.  Full adoption of IFRS is required for all publicly accountable enterprises for fiscal years beginning on or after January 1, 2011.  The Company is currently planning to adopt accounting principles generally accepted in the United States of America (“US GAAP”) as permitted by Canadian Securities regulatory authorities effective April 1, 2011 and adopt IFRS if and when IFRS and US GAAP converge.  Material differences between Canadian GAAP, as applied by the Company, and US GAAP are disclosed in note 24.

4.	Inventories:

	2010	2009

Purchased parts	$6,741	$10,088
Assembled parts	1,998	2,051
Work-in-process	794	638
Finished goods	522	1,317
Obsolescence provision	(1,880)	(112)

	$8,175	$13,982

During the year ended March 31, 2010, the Company recorded write-downs to net realizable value of approximately $1,768 (2009 - $146; 2008 - nil) for obsolescence and scrap.  There were no reversals of write-downs recorded in any year presented.

During the year ended March 31, 2010, the Company recognized $72,504 (2009 - $66,755; 2008 - $43,252) related to inventoriable items in cost of sales.

5.	Long-term investments:

	2010	2009

Clean Energy Fuels Corp. (a)	$-	$1,416
Juniper Engines Inc. (b)	-	479
Other investments	-	40

	$-	$1,935

(a)
During the year ended March 31, 2010, the Company sold its remaining 184,311 shares (2009 - 1,178,760; 2008 - 746,275 shares) of Clean Energy Fuels Corporation (“CEFC”), an owner and operator of natural gas refueling facilities, for net proceeds of $3,682 (2009 - $19,379; 2008 - $11,236) resulting in a gain on sale of $2,884 (2009 - $14,275; 2008 - $8,005).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

5.	Long-term investments (continued):

(b)
The Company has a 49% interest in Juniper Engines Inc. (“Juniper”), a jointly controlled company that designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.

The Company has determined that Juniper is a variable interest entity. However, the Company is not the primary beneficiary and accounted for its interest in Juniper using the equity method.

During the year ended March 31, 2010, the Company recognized a loss of $1,078 (2009 - $1,021; 2008 - nil) as loss from investment accounted for by the equity method. Accumulated equity losses exceeded the Company’s initial investment in Juniper by $599 as at March 31, 2010.  The Company has continued to recognize its share of the losses of Juniper as it is the Company’s intention to continue to finance Juniper for the foreseeable future.  These losses have been funded on an ongoing basis as the Company has paid these costs on behalf of Juniper.  The Company has $1,098 of accounts receivable due from Juniper related to milestone payments as set out in the joint venture agreement.

(c)
The Company had a 0.2% interest in Wild River Resources Ltd. (“WRRL”) at March 31, 2009 and 2008.  During the year ended March 31, 2008, the Company disposed of substantially all of its interest in WRRL for proceeds of $6,741 resulting in a gain on disposal of $2,654.  On July 2, 2009, Wild River Resources Ltd. (“WRRL”) entered into an arrangement agreement with Crescent Point Energy Trust (“CPET”) to exchange CPET trust units for WRRL common shares.  As a result of the arrangement, WRRL and CPET formed Crescent Point Energy Corp. (“CPEC”), a publicly listed company on the Toronto Stock Exchange.  The Company received 3,780 shares of CPEC in exchange for its 25,000 shares of WRRL.  During the year ended March 31, 2010, the Company sold all of its remaining 3,780 shares of CPEC for net proceeds of $129 resulting in a gain on sale of $88.

6.	Equipment, furniture and leasehold improvements:

2010	Cost	Accumulated amortization	Net book value

Computer equipment and software	$6,982	$6,198	$784
Furniture and fixtures	1,562	1,167	395
Machinery and equipment	20,938	16,907	4,031
Leasehold improvements	9,564	8,565	999

	$39,046	$32,837	$6,209

2009	Cost	Accumulated amortization	Net book value

Computer equipment and software	$6,883	$5,550	$1,333
Furniture and fixtures	1,711	1,163	548
Machinery and equipment	20,555	16,047	4,508
Leasehold improvements	9,551	8,228	1,323

	$38,700	$30,988	$7,712

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

6.	Equipment, furniture and leasehold improvements (continued):

As at March 31, 2010, equipment with a cost of $453 (2009 - $256) and a net book value of $399 (2009 - $31) is held under capital lease.  During the year ended March 31, 2010, the Company wrote off leasehold improvements with a carrying value of $47.

7.	Intellectual property:

	2010	2009

Cost	$4,321	$4,321
Accumulated amortization	(4,034)	(3,891)

	$287	$430

The intellectual property will be amortized over its expected remaining useful life of two years at an annual amortization rate of $143.

8.	Demand installment loan:

The Company has a credit facility for maximum borrowings of $13,000.  Borrowings may be drawn in the form of demand installment loans, bankers acceptances, lease financing, letters of credit, foreign exchange contracts, corporate credit cards and operating lines of credit.  Outstanding amounts of the demand installment loans drawn under this credit facility bear interest at prime plus 0.25% for borrowings up to $5,000 with further rate reductions for amounts in excess of $5,000.  The principal amount is repayable over a 60-month period or upon demand by the bank.  At March 31, 2010, the outstanding amount payable of $3,295 (2009 - $4,642) is included in current liabilities as it is repayable on demand by the bank.

9.	Short-term debt:

The Company entered into an agreement with Clean Energy Finance, LLC (“CEF”), a wholly owned subsidiary of CEFC, whereby CEF may advance the Company up to US$6,000 to produce approximately 75 LNG systems.  The loan is non-interest bearing, unsecured and repayable on receipt of proceeds from the sale of these units.   As at March 31, 2010, $163 remained outstanding.

10.	Long-term debt:

	2010	2009

Capital lease obligations (a)	$348	$52
Subordinated debenture notes (b)	12,727	11,318
	13,075	11,370
Current portion	(139)	(17)

	$12,936	$11,353

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

10.	Long-term debt (continued):

(a)
The Company has capital lease obligations that have terms of two to five years at interest rates ranging from 2.13% to 6.17%.  The capital lease obligations require the following minimum annual payments during the respective fiscal years:

2011	$139
2012	135
2013	84
2014	1
359
Amount representing interest	(11)

$348

(b)
On July 3, 2008, the Company completed the sale and issue of 15,000 debenture units of the Company for total gross proceeds of $15,000.  Each debenture unit consisted of one unsecured subordinated debenture note in the principal amount of $1 bearing interest at 9% per annum and 51 common share purchase warrants exercisable into common shares of the Company at any time for a period of two years from the date of issue at $18.73.  The Company has the option to redeem the debentures at any time at 110% of the principal amount.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  Of the $15,000 gross proceeds received, the Company assigned $11,436 to the debenture notes and $3,564 to the warrants based on each instrument’s relative fair value.  The amount assigned to the debenture notes is being accreted to the principal amount using the effective interest rate of 23% over the term to maturity and the warrants are included in other equity instruments.

11.	Other long-term liabilities:

	2010	2009

Deferred lease inducements (a)	$210	$284
Deferred revenue (b)	5,061	4,537

	$5,271	$4,821

(a)
Deferred lease inducements include leasehold improvements and other costs funded by the lessor and amounts related to lease contracts with escalating lease payments.  The amounts related to leasehold improvements funded by the lessor are amortized on a straight-line basis over the term of the lease as a reduction to rent expense.  For lease contracts with escalating lease payments, total rent expense for the lease term is expensed on a straight line basis over the lease term.  The difference between amounts expensed and amounts paid is recorded as an increase or reduction in deferred lease inducements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

11.	Other long-term liabilities (continued):

(b)
The Company receives cash in advance of revenue recognition criteria being met, including upfront fees, customer deposits, fees for research and development activities, and extended warranty contracts.  These items are included in deferred revenue and are recognized into earnings over the contract period as research and development activities are completed or over the warranty period as applicable.

12.	Government assistance:

From time to time, the Company enters into agreements for financial assistance with government agencies.  During the years ended March 31, 2010, 2009 and 2008, government assistance of $1,424, $2,021 and $3,658, respectively, was received or receivable by the Company, which has been recorded as a reduction of related research and development expenditures (note 17).

Included in the above amounts is funding of nil (2009 - nil; 2008 - $1,351) from Industry Canada’s Industrial Technologies Office (“ITO”) (formerly Technology Partnerships Canada) and $nil remains receivable from ITO at March 31, 2010 (2009 - $946; 2008 - $946).  Under the terms of an agreement with ITO, from fiscal 2009 to fiscal 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1.35 million or 0.33% of the Company’s annual revenue provided that gross revenue exceeds $13.5 million in any of the aforementioned fiscal years.  The royalty payment period may be extended until the earlier of March 31, 2018 or until cumulative royalties total $28.2 million.  As at March 31, 2010, $2,700 (2009 - $1,350) in royalties have been paid or are payable of which $1,350 (2009-$1,350) remains accrued in accounts payable and accrued liabilities.  In addition, the Company was required to provide ITO with common share purchase warrants having a value of $4,000 as at September 30, 2008 calculated based on the Black-Scholes option pricing model.  These warrants were issued in October 2008.  The warrants were exercised subsequent to year end (note 25).

The Company is also obligated to pay royalties to the Government of Canada’s Department of Natural Resources relating to funding received in prior years.  The royalty to the Department of Natural Resources is 1% of future revenue from engines for power generators until the earlier of ten years from the project completion date (August 30, 2004) or when cumulative royalties total $1,000.  As at March 31, 2010, there has been no revenue from the sales of engines for power generators; therefore, no royalty payments have been paid or are payable.

13.	Share capital:

On August 14, 2008, the Company filed a prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with its initial public offering of 4,500,000 common shares in the United States at approximately $12.74 (US$12.00) per share.  Gross proceeds totaled $57,348 (US$54,000).  The Company also incurred share issuance costs of $4,906.

On December 17, 2009, the Company issued 5,462,500 common shares at a price of $11.13 (US $10.50) per share.  Gross proceeds totaled $60,840 (US $57,356), and the Company incurred share issuance costs of $3,384.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

14.	Obligation to issue warrants:

Under the terms of the agreement with ITO, the Company was obligated to issue warrants at September 30, 2008 with a fair value of $4,000 based on the Black-Scholes option pricing model.  The value of these warrants was recognized on a straight-line basis from the date of the original agreement to September 30, 2006, the original issuance date.  In October 2008, 790,614 warrants with an exercise price of $10.65 were issued to ITO.  The fair value of the warrants granted was calculated based on a Black-Scholes option pricing model using the 5-day weighted average stock price at September 30, 2008.

15.	Stock options and other stock-based plans:

(a) Share options:

The Company has an incentive share option plan for employees, directors, officers and consultants.  Options are granted with an exercise price of not less than the market price of the Company’s common shares on the date immediately prior to the date of grant.  The exercise period of the options may not exceed eight years from the date of grant.  Vesting periods of the options are at the discretion of the Board of Directors and may be based on fixed terms, achieving performance milestones, or reaching specified share price targets.

A summary of the status of the Company’s share option plan as of March 31, 2010, 2009 and 2008 and changes during the years then ended is presented as follows:

	2010		2009		2008
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price

Outstanding, beginning of year	1,136,163	$7.32	1,235,799	$6.96	1,493,998	$6.68

Granted	406,262	10.79	39,280	13.73	71,428	9.31
Exercised	(389,635)	6.53	(104,669)	5.57	(232,024)	5.28
Cancelled/expired	(101,201)	15.87	(34,247)	7.66	(97,603)	8.22

Outstanding, end of year	1,051,589	$8.13	1,136,163	$7.32	1,235,799	$6.96

Options exercisable, end of year	550,471	$8.44	786,282	$7.53	833,296	$7.77

Range of exercise prices	Number outstanding, March 31, 2010	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable March 31, 2010	Weighted average exercise price

$ 3.22 to $ 3.96	20,935	4.0	$3.54	13,793	$3.33
4.13 to 4.87	81,009	3.9	4.46	61,012	4.40
5.25 to 5.99	436,475	3.1	5.30	161,115	5.32
6.13 to 9.14	140,017	3.0	8.46	137,160	8.49
10.33 to 11.55	302,216	4.2	11.11	131,454	11.11
13.79 to 29.23	70,937	4.8	17.74	45,937	18.42

$ 3.22 to $29.23	1,051,589	3.60	$8.13	550,471	$8.44

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

15.	Stock options and other stock-based plans (continued):

	(a)	Share options (continued):

During the year ended March 31, 2010, the Company recognized $1,452 (2009 - $523; 2008 - $558) in stock-based compensation related to stock options.  The fair value of the options granted was determined using the Black-Scholes option pricing model using the following weighted average assumptions:  expected dividend yield - nil% (2009 - nil%, 2008 - nil%); expected stock price volatility - 78.7% (2009 - 61.0%, 2008 - 56.1%); risk free interest rate - 1.60% (2009 - 2.74%, 2008 - 3.71%); expected life of options - 3.3 years (2009 - 4.0 years, 2008 - 4.0 years).  The weighted average grant date fair value was $5.78 for options granted for the year ended March 31, 2010 (2009 - $6.65, 2008 - $4.38).

	(b)	Employee share purchase plan:

The Company has an employee share purchase plan (“ESPP”) in which full-time employees of the Company are eligible to participate.  Eligible employees may make contributions to the ESPP of up to 10% of their regular base pay.  The Company contributes up to a maximum combined total of 5% of the employee's regular base pay to the employee’s RRSP and/or ESPP.  Shares contributed to the ESPP are purchased by the Company on a semi-monthly basis in the open market.  Shares purchased on behalf of the employee with the employee’s contribution vest with the employee immediately.  Shares purchased with the Company’s contribution vest on December 31st of each year, so long as the employee is still employed with the Company.

	(c)	Performance share units:

At the Company's 2006 annual general meeting, the Company’s shareholders ratified and approved the Amended and Restated Unit Plan, originally approved in 2003, and reserved 2,142,857 common shares under this plan.  Each performance share issued pursuant to the Amended and Restated Unit Plan is exercisable into one common share of the Company for no additional consideration.  Any employee, contractor, director or executive officer of the Company who is selected by the Board of Directors of the Company is eligible to participate in the Amended and Restated Unit Plan.  The Executive and Senior Management Total Compensation Program sets out provisions where the Units will be granted to the Company’s executive management if performance milestones are achieved as determined at the discretion of the Human Resources and Compensation Committee of the Company’s Board of Directors in consultation with the Company’s management.

These performance milestones are focused on achievement of key cash management, profitability and revenue growth objectives.  Vesting periods for each Unit granted pursuant to the Amended and Restated Unit Plan is at the discretion of the Board of Directors and may include time based, share price or other performance targets.

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments.  As Units are exercised and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.  During the year ended March 31, 2010, the Company recognized $3,375 (2009 - $1,723; 2008 - $106) of stock-based compensation associated with the 2001 PSU Plan and the Amended and Restated Unit Plan.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

15.	Stock options and other stock-based plans (continued):

	(c)	Performance share units (continued):

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	2010	2009	2008

Research and development	$637	$283	$87
General and administrative	3,430	1,457	465
Sales and marketing	760	506	112

	$4,827	$2,246	$664

A summary of the status of the PSU’s issued under the Amended and Restated Unit Plan, as of March 31, 2010, 2009 and 2008, and changes during the years then ended is as follows:

Units

Outstanding, March 31, 2007	589,474
Units exercised	(60,383)
Units granted	553,900

Outstanding, March 31, 2008	1,082,991
Units exercised	(3,947)
Units granted	667,815
Units cancelled	(16,889)

Outstanding, March 31, 2009	1,729,970
Units exercised	(601,855)
Units granted	105,084
Units cancelled	(38,286)

Outstanding, March 31, 2010	1,194,913

As at March 31, 2010, 182,495 PSUs are vested and exercisable.

16.	Other equity instruments:

	2010	2009

Value assigned to Performance Share Units (note 15(c))	$4,752	$4,778
Value assigned to warrants (note 10(b) and 14)	7,541	7,541

	$12,293	$12,319

The value assigned to warrants represents 790,614 warrants issued to ITO with a fair value of $4,000 (note 14) and 771,428 warrants with an assigned value of $3,564 and 46,118 broker warrants with an assigned value of $284 issued as part of the debenture units net of transaction costs of $307 (note 10(b)).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

17.	Research and development expenses:

Research and development expenses are recorded net of program funding received or receivable.  For the years ending March 31, 2010, 2009 and 2008, the following research and development expenses had been incurred and program funding received or receivable:

	2010	2009	2008

Research and development expenses	$29,835	$33,003	$26,684
Program funding (note 12)	(1,424)	(2,021)	(3,658)

Research and development	$28,411	$30,982	$23,026

18.	Income taxes:

(a)
The Company’s income tax recovery differs from that calculated by applying the combined Canadian federal and provincial statutory income tax rates for manufacturing and processing companies of 29.6% (2009 - 30.8%; 2008 - 33.3%) as follows:

	2010	2009	2008

Loss before income taxes and Joint Venture Partners’ share of income from joint ventures	$21,288	$13,683	$9,224

Expected income tax recovery	$6,301	$4,207	$3,075

Reduction (increase) in income taxes resulting from:
Non-deductible interest on long-term debt and amortization of discount	(417)	(273)	(141)
Non-deductible stock-based compensation	(1,430)	(690)	(221)
Non-deductible expenses	(33)	(54)	(45)
Withholding taxes	(212)	(218)	-
Change in enacted rates	(1,037)	(2,341)	(1,508)
Foreign tax rate differences, foreign exchange and other adjustments	(998)	(1,279)	(426)
Change in valuation allowance	(11,069)	(5,873)	3,739

	$(8,895)	$(6,521)	$4,473

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

18.	Income taxes (continued):

(b)	The tax effects of the significant temporary differences that comprise tax assets and liabilities at March 31, 2010 and 2009 are as follows:

	2010	2009

Future tax assets:
Net operating loss carry forwards	$27,774	$16,220
Long-term investments	-	163
Intellectual property	1,605	1,685
Equipment, furniture and leasehold improvements	1,351	806
Financing and share issuance costs	1,811	1,526
Warranty liability	7,484	8,607
Deferred revenue	1,981	1,647
Capital lease obligations	87	13

Total gross future tax assets	42,093	30,667
Valuation allowance	(32,880)	(20,879)

Total future tax asset	$9,213	$9,788
Allocated as follows:
Current future tax assets	$5,069	$4,451
Long-term future tax asset	4,144	5,337

Total future tax asset	$9,213	$9,788

In determining the valuation allowance, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized.  The ultimate realization of future tax assets is dependent on the generation of income during the future periods in which those temporary differences become deductible.  Since evidence does not exist that future income tax assets will be fully realized, a valuation allowance has been recorded.

Current tax expense for the year ended March 31, 2010 of $10,024 (2009 - $2,816, 2008 - $218) is payable outside of Canada, primarily in the United States and $212 (2009 - $460, 2008 - Nil) is payable within Canada.  Future income tax recovery of $1,418 (2009 - expense of $1,114; 2008 - recovery of $5,855) relates to temporary differences in the United States and future tax expense of $77 (2009 - $2,131; 2008 - $1,164) relates to tax expense in Canada related to gains on sale of available for sale investments previously recognized in AOCI.

(c)	The Company has non-capital loss carry forwards in Canada available to offset future taxable income, which expire as follows:

2014	$2,703
2015	2,508
2026	2,354
2027	10,993
2028	19,885
2029	25,026
2030	39,093

$102,562

The Company has non-capital loss carry forwards in the United States available to offset future taxable income. Of theses losses, $299 expire in 2028 and $1,425 expire in 2029.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

19.	Investment in Joint Ventures:

	2010	2009

Cummins Westport Inc. (a)	$12,973	$12,124
BTIC Westport Inc. (b)	371	479

	$13,344	$12,603

(a)	Cummins Westport Inc.:

The Company entered into a joint venture with Cummins on March 7, 2001.  The joint venture, CWI, was formed to explore a range of product and technology opportunities using natural gas as the primary fuel.  The Company provided personnel, financing and key technologies for the venture, while Cummins provided an existing product line, manufacturing, product distribution and customer service functions, as well as key management and engineering personnel.

From inception until December 31, 2003, the Company was responsible for all capital contributions to fund operations.  Initially and to December 31, 2003, the Company owned 100% of the common shares and Cummins owned 100% of the non-participating preferred shares, which were convertible into common shares for no consideration at the option of Cummins.

On December 16, 2003, the Company and Cummins amended the joint venture agreement to have CWI focus on and develop markets for alternative fuel engines.  In addition, the two companies signed a Technology Partnership Agreement that creates a flexible arrangement for future technology development between Cummins and the Company.  Under the terms of the amended joint venture agreement, Cummins exercised the conversion feature of the preferred shares effective January 1, 2004.  However, the Company remained responsible for funding the profit and loss of CWI through CWI’s fiscal 2004 year for the period January 1 to December 31, 2004.  Based on its economic interest in CWI, the Company continued to consolidate 100% of the results of operations from CWI until December 31, 2004.  Cummins has agreed to manufacture engines for CWI’s business and transfer the engines to CWI at cost.  In consideration for this service, CWI agreed to pay Cummins a technology royalty access fee equal to 2.75% to a cumulative maximum of US$10.4 million.  As at March 31, 2010, CWI has paid royalties totaling US$7.6 million.

Subsequent to December 31, 2004, Cummins shares equally in the profits and losses of CWI.  However, the Company has determined that CWI is a VIE and the Company is the primary beneficiary.  Accordingly, the Company continues to consolidate CWI with Cummins’ share of CWI’s income and losses included as “Joint Venture Partners’ share of net income from joint ventures”.

CWI has provided a loan to Cummins under a demand loan agreement.  The loan receivable bears interest monthly at a rate equal to the Bank of Canada prime corporate paper one-month rate in effect on the last day of each month. As at March 31, 2010, this rate was 0.36%.  All outstanding interest is payable in United States dollars on or before December 15, 2010. Interest begins accruing on the date in which monies are advanced under the loan agreement.  The loan is uncollateralized and is renewed annually.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

19.	Investment in Joint Ventures (continued):

(a)	Cummins Westport Inc. (continued):

Assets, liabilities, revenue and expenses of CWI included in the consolidated financial statements of the Company as of and for the periods presented are as follows:

	2010	2009

Current assets:
Cash and cash equivalents	$3,226	$17,061
Short-term investments	12,905	-
Accounts receivable	2,661	2,101
Loan receivable	13,505	11,234
Prepaid expenses	70	162
Current portion of future income tax asset	5,069	4,451
	37,436	35,009

Future income tax asset	4,144	5,337

Equipment, furniture and leasehold improvements	372	467

	$41,952	$40,813

	2010	2009

Current liabilities:
Accounts payable and accrued liabilities	$4,690	$2,171
Deferred revenue	643	360
Current portion of warranty liability	11,623	11,656
	16,956	14,187

Long-term liabilities:
Warranty liability	7,860	10,976
Deferred revenue	3,779	3,141
	11,639	14,117

	$28,595	$28,304

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

19.	Investment in Joint Ventures (continued):

(a)	Cummins Westport Inc. (continued):

	2010	2009	2008

Product revenue	$94,627	$90,916	$50,999
Parts revenue	25,636	18,990	16,298
	120,263	109,906	67,297

Cost of revenue and expenses:
Cost of revenue	78,882	81,301	45,490
Research and development	8,433	9,841	7,562
General and administrative	1,125	1,351	1,041
Sales and marketing	8,355	5,679	6,447
Foreign exchange	(399)	454	383
Bank charges, interest and other	272	178	47
	96,668	98,804	60,970

Income before undernoted	23,595	11,102	6,327

Interest and investment income	133	903	793
Effect of foreign currency translation	-	-	(1,135)

Income before income taxes	23,728	12,005	5,985

Income tax recovery (expense):
Current	(10,024)	(3,059)	(208)
Future	1,418	(1,114)	5,855
	(8,606)	(4,173)	5,647

Income for the year	15,122	7,832	11,632

Joint Venture Partner’s share of net income from joint venture	(7,561)	(3,916)	(5,816)

Company’s share of income	$7,561	$3,916	$5,816

(b)	BTIC Westport Inc.:

On July 21, 2006, the Company and Beijing Tianhai Industry Co. Ltd. (“BTIC”) of Beijing, China formed BWI to market liquefied natural gas (“LNG”) fuel tanks for vehicles.  Through the 50:50 joint venture agreement and related license and supply agreements, BTIC and Westport share equally in the profits on products developed and sold by the joint venture.  Headquartered in Beijing, China, BWI sells tanks for installation on any vehicle, regardless of the natural gas engine manufacturer.  During the year ended March 31, 2008, the Company contributed $425 (US$400) to the formation of this joint venture.

The consolidated financial statements include 100% of the assets, liabilities, revenue and expenses of BWI since the Company has determined that BWI is a variable interest entity and that the Company is the primary beneficiary.  Accordingly, the Company consolidates BWI and BTIC’s share of BWI’s income and losses is included in “Joint venture partners’ share of income from joint ventures”.  For the year ended March 31, 2010, the BTIC’s share of net loss from BWI was $108 (2009 - net income of $305), (2008 - net loss of $252).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

20.	Commitments and contingencies:

	(a)	The Company has obligations under operating lease arrangements that require the following minimum annual payments during the respective fiscal years:

2011	$1,404
2012	1,313
2013	866
2014	642
2015	156

$4,381

For the year ended March 31, 2010, the Company incurred operating lease expense of $1,586 (2009 - $1,295; 2008 - $876).

(b)	The Company has an outstanding letter of credit of $600.

(c)
On July 16, 2008, the Company announced that it had entered into a joint venture agreement with Weichai Power Co., Ltd. (“Weichai Power”), China’s largest heavy duty engine manufacturer and Hong Kong Peterson (CNG) Equipment Limited (“Hong Kong Peterson”) to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications.  Under the terms of the 30-year joint venture agreement, the Company’s initial investment to acquire a 35% share of the joint venture is expected to be approximately $4,464 (RMB30,000).  Weichai Power and Hong Kong Peterson will hold a 40% and 25% interest, respectively, in WWI.  The joint venture is currently awaiting approval by the Chinese government, and the Company’s investment will be paid when such approval is received.

21.	Segmented information:

The Company currently operates in one operating segment, which involves the research and development and the related commercialization of engines and fuel systems operating on gaseous fuels.  The majority of the Company’s equipment, furniture and leasehold improvements are located in Canada.  For the year ended March 31, 2010, 67% (2009 - 84%; 2008 - 66%) of the Company’s revenue was from sales in the Americas, 14% (2009 - 4%; 2008 - 18%) from sales in Asia, and 19% (2009 - 12%; 2008 - 16%) from sales elsewhere.

22.	Financial instruments:

(a)	Financial risk management:

The Company has exposure to liquidity risk, credit risk, foreign currency risk, equity price risk and interest rate risk.

(b)	Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2010, the Company has $105,851 of cash, cash equivalents and short-term investments.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

22.	Financial instruments (continued):

(b)	Liquidity risk (continued):

The following are the contractual maturities of financial obligations as at March 31, 2010:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	> 5 years

Accounts payable and accrued liabilities	$13,902	$13,902	$13,902	$-	$-	$-
Demand installment loan (1)(2)	3,295	3,403	1,385	1,993	25	-
Short-term debt (3)	163	-	-	-	-	-
Subordinated debenture notes (4)	12,727	17,025	1,350	15,675	-	-
Other long-term debt	348	359	139	219	1	-
Operating lease commitments	-	4,381	1,404	2,179	798	-
Royalty payments(5)	1,350	29,685	3,856	3,040	2,700	20,089
Investment in Joint Venture(6)	-	4,464	4,464	-	-	-

	$31,785	$73,219	$26,500	$23,106	$3,524	$20,089

(1)   Includes interest at the interest rate in effect on March 31, 2010.
(2)   Demand installment loan is repayable over five years unless the bank demands early payment.
(3)   Short-term debt is repayable only from the sale of certain LNG systems.  The Company has assumed these systems will be sold within one year.
(4)   Includes interest at 9%.
(5)   From fiscal 2010 to 2015, inclusive, the Company is obligated to pay annual royalties equal to the greater of $1,350 or 0.33% of the Company’s gross annual revenue from all sources, provided that gross revenue exceeds $13,500 in any aforementioned fiscal year, up to a maximum of $28,189. The Company has assumed the minimum required payments. CWI is also obligated pay annual royalties of 2.75% of engine revenue to Cummins up to a cumulative maximum of $10,564. The Company has a remaining obligation of $2,846.
(6)   See note 20.

The Company expects to be able to meet its future financial obligations with its current source of funds. However, there are uncertainties related to the timing of the Company’s cash inflows and outflows, specifically around the sale of inventories, and amounts required for market and product development costs.  These uncertainties include the volume of commercial sales related to its natural gas engines and fuel system products and the development of markets for, and customer acceptance of, these products.  As a result, the Company may need to seek additional equity or arrange debt financing, which could include additional lines of credit, in order to meet its financial obligations.

(c)	Credit risk:

Credit risk arises from the potential that a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents, short-term investments, accounts receivable and loan receivable.  The Company manages credit risk associated with cash and cash equivalents and short-term investments by regularly consulting with its current bank and investment advisors and investing primarily in liquid short-term paper issued by Schedule 1 Canadian banks, R1 rated companies and governments.  While the Company does not hold asset-backed securities directly, these parties may be exposed in varying degrees to asset-backed securities and U.S. sub-prime mortgages.  The Company monitors its portfolio, and its policy is to diversify its investments to manage this potential risk.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

22.	Financial instruments (continued):

	(c)	Credit risk (continued):

The Company is also exposed to credit risk with respect to uncertainties as to timing and amount of collectability of accounts receivable and loan receivable.  As at March 31, 2010, 57% (2009 - 31%) of accounts receivable relates to customer receivables, 11% (2009 - 46%) relates to government grants receivable and 32% (2009 - 23%) relates to amounts due from partners and indirect and value added taxes receivable.  The loan receivable is due from Cummins Inc., a large U.S. based engine manufacturer and the Company’s joint venture partner.  In order to minimize the risk of loss for customer receivables, the Company’s extension of credit to customers involves review and approval by senior management as well as progress payments as contracts are executed.  Most sales are invoiced with payment terms in the range of 30 days to 90 days.  The Company reviews its customer receivable accounts and regularly recognizes an allowance for doubtful receivables as soon as the account is determined not to be fully collectible.  Estimates for allowance for doubtful debts are determined by a customer-by-customer evaluation of collectability at each balance sheet reporting date, taking into consideration past due amounts and any available relevant information on the customers’ liquidity and financial position.

The carrying amount of cash and cash equivalents, short-term investments, accounts receivable and loan receivable of $130,926 at March 31, 2010 represents the Company’s maximum credit exposure.

(d)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of financial instruments will fluctuate because of changes in foreign currency exchange rates.  The Company conducts a significant portion of its business activities in foreign currencies, primarily the United States dollar (“U.S.”).  Cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term debt that are denominated in foreign currencies will be affected by changes in the exchange rate between the Canadian dollar and these foreign currencies.

The Company’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with third parties in U.S. dollars and Canadian dollars to the maximum extent possible and practical.  The Company attempts to limit its exposure to foreign currency risk by holding a combination of Canadian and U.S. denominated cash and cash equivalents and short-term investments based on forecasted Canadian or U.S. dollar net expenditures. The Company currently does not enter into any forward foreign currency contracts to further limit its exposure.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

22.	Financial instruments (continued):

(d)	Foreign currency risk (continued):

The U.S. dollar carrying amount of financial instruments subject to exposure to foreign currency risk in the consolidated balance sheet at March 31, 2010 is as follows:

U.S. dollars

Cash and cash equivalents	$16,644
Accounts receivable	4,335
Accounts payable	1,084
Short-term debt	160

If foreign exchange rates on March 31, 2010 had changed by 25 basis points, with all other variables held constant, net loss for the year ended March 31, 2010 would have changed by $49.  The Company’s exposure to currencies other than U.S. dollars is not material.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is subject to interest rate risk on its loan receivable and demand installment loans.  The Company limits its exposure to interest rate risk by continually monitoring, and adjusting portfolio duration to align to forecasted cash requirements and anticipated changes in interest rates.

If interest rates for the year ended March 31, 2010 had changed by 50 basis points, with all other variables held constant, net loss for the year ended March 31, 2010 would have changed by $4.

(f)	Fair value of financial instruments:

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, loan receivable and accounts payable and accrued liabilities approximate their fair values due to the short term period to maturity of these instruments.

The Company’s short- and long-term investments are recorded at fair value except for its interest in Juniper Engines Inc., which is accounted for using the equity method and other investments and are carried at cost (note 5) due to the lack of a readily available market for these securities.

The carrying value reported in the balance sheets for obligations under capital lease, which is based upon discounted cash flows, approximates its fair value.  The fair values of the Company’s demand installment loan and short-term debt are not materially different from its carrying value based on market rates of interest.

The carrying value reported in the balance sheets for the subordinated debenture notes (note 10(b)) is recorded at amortized cost using the effective interest rate method, and the gross proceeds have been allocated between debt and equity based on the relative fair values of the subordinated debenture notes and the warrants on the issue date.  As at March 31, 2010, the fair value of the subordinated debenture notes is higher than its carrying value by $2,005 based on market interest rates.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

22.	Financial instruments (continued):

(f)	Fair value of financial instruments (continued):

The Company categorizes its fair value measurements into three categories as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model−derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.  As at March 31, 2010, only cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.

23.	Management of capital:

As at March 31, 2010, the Company’s capital is composed of share capital, its $13,000 line of credit with a Schedule 1 Canadian bank, and $15,000 in debenture units, the primary terms of which are described in note 10(b).

The Company’s objectives when managing capital are as follows:

•       to safeguard the entity's ability to continue as a going concern such that it can continue to provide returns for shareholders and benefits for other stakeholders;

•       to maintain sufficient cash and cash equivalents on hand to service debt payments as they come due and to meet externally imposed capital requirements (the Company must maintain cash and cash equivalents and short-term investments of at least 1.5 times the amount drawn against its line of credit and outstanding letters of credit); and

•       to have sufficient cash, cash equivalents, short-term investments and available for sale marketable securities on hand to fund the Company’s business plans.

The Company’s primary uses of capital are to finance product development, market development, working capital, capital expenditures and operating losses.  The Company currently funds these requirements from the proceeds from offerings of equity or debt securities, internally generated cash flows, primarily from its 50% share of CWI and non-CWI revenues, amounts drawn against its line of credit, and government or partner funding.

There were no changes to the Company’s approach to capital management during the year ended March 31, 2010.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which differ in certain respects with accounting principles generally accepted in the United States ("US GAAP") as follows:

(a)	Convertible notes:

On June 12, 2006, the Company agreed to issue up to $22,092 in five year secured, subordinated convertible notes with a coupon rate of 8%.  At the time of issuance of the notes, the holder of the notes also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, common shares of the Company equal to 25% of the number of common shares into which the notes were convertible. The subordinated convertible notes were converted to common shares during fiscal 2008.

For Canadian GAAP purposes, on issue of the convertible notes described above, the Company allocated certain amounts to the value of the warrants and conversion options based on their estimated fair value with the difference between the gross proceeds and the value of the warrants and conversion options allocated to the debt.  For US GAAP purposes, the allocation between the debt and the warrants would be performed on a relative fair value basis.  In addition, under US GAAP, an amount is allocated only to a beneficial conversion option when the market price of the shares into which the debt is convertible exceeds the effective exercise price.  The notes were issued in two tranches, but for US GAAP purposes, only the second tranche of debt was deemed to have a beneficial conversion option.

Accordingly, for US GAAP purposes, the amount assigned to the debt and the warrants was increased by $3,540 and $1,590 and the amount assigned to the conversion option was reduced by $5,130.

On conversion, the carrying value of the debt, which is net of any unamortized discount and debt issuance costs was reclassified to share capital for Canadian GAAP purposes together with the value assigned to the conversion options.  The related inducement fee of $763 was charged to accumulated deficit.  For US GAAP, the accounting for the first tranche was the same.  However, for the second tranche which had a beneficial conversion option, the unamortized debt discount was expensed for US GAAP purposes.  The inducement fee also was expensed for US GAAP purposes.  Accordingly, as at March 31, 2008, share capital under US GAAP was increased by $3,204 and interest expense for the year ended March 31, 2008 was increased by $4,424.

(b)	Debt issuance costs and the effective interest method:

Effective April 1, 2007, the Company began amortizing debt issuance costs and debt discounts using the effective interest method under Canadian GAAP and classified debt issuance costs as reductions of the carrying value of the debt to which it relates.  Prior to April 1, 2007, debt issuance costs were classified as deferred charges and debt issuance costs and debt discounts were amortized on a straight-line basis. Adoption of these standards resulted in an adjustment to opening accumulated deficit of $113 for Canadian GAAP purposes.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

	(b)	Debt issuance costs and the effective interest method (continued):

Under US GAAP, debt issuance costs are presented as deferred charges, and debt issuance costs and debt discounts are amortized using the effective interest method for all years presented.  In addition, the difference between transaction costs allocated to the debt and debt discounts for Canadian GAAP purposes compared to US GAAP as described in note 24(a) resulted in a difference in interest expense for US GAAP purposes.  Accordingly, the adjustment to opening accumulated deficit of $113 for Canadian GAAP purposes would not be recorded under US GAAP, and interest expense for the year ended March 31, 2008 was reduced by $147.  In addition, unamortized financing costs of $537 (2009 - $763) relating to the issuance of debenture units, which are deducted against the liability, would be presented as an asset.

	(c)	Investments:

Under Canadian GAAP and US GAAP, mark to market adjustments on available for sale securities result in future income tax expense or recovery and, for the Company, a corresponding change in the valuation allowance against related future tax assets.  The tax expense or recovery is included in accumulated other comprehensive income (“AOCI”) until the shares are sold at which time the tax expense or recovery will be included in net loss. For Canadian GAAP, the corresponding change in the future income tax valuation allowance is recognized in net loss for the period but under US GAAP, the change in valuation allowance would be recognized in other comprehensive income.  Accordingly, for US GAAP purposes, future income tax expense for the year ended March 31, 2010 of $77 (2009 -$2,362); (2008 -$1,164) recognized under Canadian GAAP would not be recognized.

For Canadian and US GAAP purposes, the cost and the related amounts included in AOCI related to securities sold are reclassified to net loss based on weighted average amounts of the shares sold.

(d)	Acquired in-process research and development costs:

Under Canadian GAAP, acquired in-process research and development costs are capitalized and amortized to earnings.  For US GAAP purposes, such in-process research and development costs are expensed immediately if there is no alternative use for the related research and development.  Accordingly, amortization of in-process research and development recorded under Canadian GAAP for the years ended March 31, 2010, 2009 and 2008 of $143, $144 and $145, respectively, would not be recognized under U.S. GAAP.  As at March 31, 2010, the carrying value of intellectual property would be reduced by $287 (2009 - $430) with a corresponding increase in accumulated deficit.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

	(e)	Joint venture partners’ share of net assets of joint ventures:

Under Canadian GAAP, Joint Venture Partners’ share of net assets of joint ventures is recorded as a liability before shareholders’ equity.  For US GAAP purposes, the Joint Venture partners’ share of net assets of joint ventures is recorded as a component of shareholders’ equity.  As at March 31, 2010, total liabilities under Canadian GAAP would be reduced by $13,344 (2009 - $12,603) with a corresponding increase to shareholders’ equity.  The allocation of net income to the parent company and Joint Venture Partners is presented in the consolidated statement of operations.  During the year ended March 31, 2010 under US GAAP, other comprehensive loss was $5,605 (2009 - $5,382; 2008 - $7,318), respectively.  The Joint Venture Partners’ share of other comprehensive loss was $2,494 (income of $3,659; 2008 - $nil), and the parent company share of other comprehensive loss was $3,111 (2009 - $9,041 2008 - $7,318) for the year ended March 31, 2010.  There were no changes in the Company’s interests in its joint ventures during the year ended March 31, 2010 and 2009.  A reconciliation of the Joint Venture Partners’ share of net assets in joint ventures is as follows:

Balance, March 31, 2007	$7,719
Joint Venture Partners’ share of net income from joint ventures	5,564
Initial Investment in BWI	425
Unrealized foreign exchange on available for sale investment held by CWI	275
Balance, March 31, 2008	13,983
Joint Venture Partners’ share of net income from joint ventures	4,221
Joint Venture Partners’ share of other comprehensive income	3,658
Dividends paid by Joint Ventures	(9,259)
Balance, March 31, 2009	12,603
Joint Venture Partners’ share of net income from joint ventures	7,453
Joint Venture Partners’ share of other comprehensive loss	(2,494)
Dividends paid by Joint Ventures	(4,218)
Balance, December 31, 2009	$13,344

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

	(f)	Cumulative translation adjustment:

In 2010, CWI paid a dividend to its joint venture partners of $8,436 (2009 - $18,518; 2008 - $Nil).  The transaction between CWI and the Company resulted in a reduction in the Company’s net investment in CWI.  For Canadian GAAP purposes, the Company recognized a foreign exchange gain on the reduction of the net investment and reduced AOCI by a corresponding amount.  Under U.S. GAAP, foreign exchange gains or losses arising from a net investment in a foreign operation are recognized in other comprehensive income until the investment is sold.  Accordingly, for U.S. GAAP purposes, a foreign exchange gain of $219 (2009 - $793) recognized in net loss for Canadian GAAP is not recognized under U.S. GAAP.

(g)	Stock-based compensation:

As described in note 15, the Company has granted stock options to certain directors, consultants and employees.  On adoption of standards requiring stock options to be recognized at fair value, the Company recognized a cumulative adjustment to accumulated deficit for stock-based compensation related to stock options granted to employees on or after April 1, 2002.

For US GAAP purposes, the Company changed its accounting policy for recognizing stock-based compensation from the intrinsic value method on April 1, 2004 but recognized stock based compensation expense prospectively.

Accordingly, on adoption of the fair value method for US GAAP purposes, adjustments to accumulated deficit of $2,493, share capital of $68, and additional paid in capital of $2,425 recognized for Canadian GAAP purposes are not recognized for US GAAP purposes.  In addition, for US GAAP purposes in years prior to April 1, 2002, the Company recognized stock-based compensation of $2,376 relating to stock options issued to non-employees prior to April 1, 2002.

Additional information about the PSUs issued under the PSU Plans are as follows:

	Units	Weighted average grant date fair value

Unvested, March 31, 2008	528,570	6.69
Units granted	667,815	9.01
Units vested	(47,087)	8.09
Units cancelled	(16,888)	8.29

Unvested, March 31, 2009	1,132,410	8.61
Units granted	105,084	9.10
Units vested	(186,790)	10.89
Units cancelled	(38,286)	10.91

Unvested, March 31, 2010	1,012,418	$8.16

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(g)	Stock-based compensation (continued):

The aggregate intrinsic value of the Company’s stock option awards and PSUs at March 31, 2010 are as follows:

	2010	2009

Stock options
Outstanding	$9,165	$3,259
Exercisable	4,696	1,313
PSUs:
Outstanding	$19,966	$1,302
Exercisable	3,049	813

The total intrinsic value of options and PSUs exercised for the year ended March 31, 2010 was $9,433.  As at March 31, 2010, $6,586 of compensation cost relating to share-based payment awards has yet to be recognized in results from operations and will be recognized over a weighted average period of four years.

(h)	Income taxes:

Under both Canadian and US GAAP, future income tax assets and liabilities are measured using the income tax rates and income tax laws that, at the balance sheet date, are expected to apply when the assets are realized or the liabilities are settled.  In Canada, announcements of changes in income tax rates and tax laws by the government can have the effect of being substantially enacted at the balance sheet date even though they are not yet proclaimed into law.  When persuasive evidence exists that the government is able and committed to enacting proposed changes in the foreseeable future, the substantively enacted rate is used to measure the future tax assets and liabilities.  Under US GAAP, only the income tax rates and income tax laws enacted at the balance sheet date are used to measure the future income tax assets and liabilities.  For the years ended March 31, 2010, 2009, and 2008, enacted rates for US GAAP purposes were equal to rates used for Canadian GAAP purposes.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(h)	Income taxes (continued):

Income tax recovery (expense) consists of:

		Income tax recovery (expense)
	Net income (loss) before taxes and Joint Venture Partners’ share of net income from joint ventures	Current	Deferred	Total

Year ended March 31, 2010:
Canada	(42,766)	(212)	(77)	(289)
United States	22,075	(10,024)	1,418	(8,606)
Germany	(32)	-	-	-
China	(681)	-	-	-
Australia	116	-	-	-

	(21,288)	(10,236)	1,341	(8,895)

Year ended March 31, 2009:
Canada	(32,739)	(460)	(2,131)	(2,591)
United States	18,958	(3,059)	(1,114)	(4,173)
Germany	(48)	243	-	243
China	(268)	-	-	-
Australia	414	-	-	-

	(13,683)	(3,276)	(3,245)	(6,521)

Year ended March 31, 2008:
Canada	$(14,760)	$-	$(1,164)	$(1,164)
United States	5,862	(218)	5,855	5,637
Germany	(14)	-	-	-
China	(312)	-	-	-

	$(9,224)	$(218)	$4,691	$4,473

For US GAAP purposes, the Company recognizes the benefit of tax positions when it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.  A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements.  The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement.

For all periods presented, there is no difference between Canadian and US GAAP as the Company does not believe that any income tax positions taken in its filings are subject to material uncertainty if reviewed by the Canada Revenue Agency, Internal Revenue Service or other tax jurisdiction in which the Company operates.  In cases where the Company is charged interest and penalties on uncertain tax positions that do not meet the recognition criteria, the Company includes these in interest expense and other operating expenses, respectively.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(h)	Income taxes (continued):

The following is a summary of the tax years that remain subject to examination by tax jurisdiction:

Canada	Fiscal year 2004 to 2010
United States	Fiscal year 2005 to 2010
Germany	Fiscal year 2003 to 2010
China	Fiscal year 2007 to 2010

In Canada and the United States, if the Company utilizes tax loss carryforwards in the future, those losses may be challenged in the year they are used even though the year in which they were incurred is barred by statute.

(i)	Effect of US GAAP differences:

The effect of the previously discussed accounting differences on total assets, total liabilities and shareholders' equity, net loss, comprehensive loss and loss per share under US GAAP are as follows:

	2010	2009

Total assets, Canadian GAAP	$156,117	$135,504
Differences in accounting for:
Intellectual property (d)	(287)	(430)
Unamortized financing costs (b)	537	763

Total assets, US GAAP	$156,367	$135,837

Total liabilities, Canadian GAAP	$71,222	$74,546
Differences in accounting for:
Joint venture partners’ share of net assets of joint ventures (f)	(13,344)	(12,603)
Unamortized financing costs (b)	537	763

Total liabilities, US GAAP	$58,415	$62,706

Shareholders' equity, Canadian GAAP	$84,895	$60,958
Difference in accounting for:
Joint venture partners’ share of net assets of joint ventures (e)	13,344	12,603
Intellectual property (b)	(287)	(430)

Shareholders' equity, US GAAP	$97,952	$73,131

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(i)	Effect of US GAAP differences (continued):

	2010	2009	2008

Net loss for the year, Canadian GAAP	$(37,636)	$(24,425)	$(10,315)
Difference in amortization of discount on convertible notes and debt issuance costs (a)(b)	-	-	147
Difference in accounting for inducement fee and unamortized discount on conversion of convertible notes (a)	-	-	(4,424)
Difference is accounting for reclassification of cumulative translation adjustment on dividend paid by joint venture (f)	(219)	(793)	-
Tax recovery on realized and unrealized gain on available for sale securities (c)	77	2,362	1,164
Amortization of intellectual property (d)	143	144	145

Net loss for the year, US GAAP	(37,635)	(22,712)	(13,283)

Other comprehensive loss, Canadian GAAP	(3,253)	(7,472)	(6,154)
Difference in accounting for reclassification of cumulative translation adjustment on dividend paid by joint venture (f)	219	793	-
Tax expense on realized and unrealized gain on available for sale securities (c)	(77)	(2,362)	(1,164)
Other comprehensive loss, US GAAP	(3,111)	(9,041)	(7,318)

Comprehensive loss, US GAAP	$(40,746)	$(31,753)	$(20,601)

Basic and diluted loss per share, US GAAP	$(1.10)	$(0.75)	$(0.53)

There are no differences between Canadian GAAP and US GAAP in total cash flows from operations, investments and financing presented in the consolidated statement of cash flows in any of the years presented.

(j)	Additional financial information and disclosures required under US GAAP:

(i)	Accounts receivable:

A summary of the components of accounts receivable is as follows:

	2010	2009

Customer trade receivable	$7,109	$2,002
Government funding receivable	1,290	2,968
Due from Joint Venture Partner	1,020	-
Other receivables	2,283	1,511
Allowance for doubtful accounts	(132)	(64)

	$11,570	$6,417

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(j)	Additional financial information and disclosures required under US GAAP (continued):

(ii)	Accounts payable and accrued liabilities:

A summary of the components of accounts payable and accrued liabilities is as follows:

	2010	2009

Trade accounts payable	$7,718	$8,802
Accrued payroll	3,037	2,670
Accrued interest	403	403
Income taxes payable	2,604	2,236
Other	140	248

	$13,902	$14,359

(iii)	Warranty liability:

A continuity of the warranty liability is as follows:

	2010	2009	2008

Balance, beginning of year	$24,591	$9,157	$6,971
Warranty claims	(15,357)	(9,254)	(2,333)
Warranty accruals	18,791	17,105	6,534
Change in warranty estimates	(2,246)	4,317	(1,292)
Impact of foreign exchange	(4,498)	3,266	(723)

Balance, end of year	$21,281	$24,591	$9,157

(iv)	Cost of revenue:

Cost of revenue related to product revenue for the year ended March 31, 2010 was $71,463 (2009 - $78,290; 2008 - $37,157) and cost of revenue related to parts revenue was $17,889 (2009 - $12,730; 2008 - $11,866).

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(j)	Additional financial information and disclosures required under US GAAP (continued):

(v)	Other disclosures:

Deferred revenue is included in other long-term liabilities on the balance sheet for Canadian GAAP purposes and disclosed in note 11.  Under US GAAP, this amount would be presented separately on the balance sheet.

From time to time, the Company performs research and development for unrelated parties.  The Company receives revenue for such research and development activities from these parties based on contractual arrangements.  These arrangements generally require the Company to perform certain specific activities, and revenue is received as the activities are performed.  Revenue received is not repayable, irrespective of the outcome of the activities.  There were no material research and development arrangements in progress as at March 31, 2010 or 2009.  During the year ended March 31, 2010, the Company earned revenue of $195 (2009 - $793; 2008 - $1,172) related to such activities.  Costs expensed related to these activities were $10 (2009 - $442; 2008 - $721).

(k)	Adoption of new accounting procedures:

On July 1, 2009, the Accounting Standards Codification (“ASC”) became the Financial Accounting Standards Board’s (“FASB”) officially recognized source of authoritative GAAP, superseding existing FASB, the American Institute of Certified Accountants, the Emerging Issues Task Force and related literature.  Rules and interpretive releases of the SEC under the authority of federal securities law are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative.  The change to the ASC affects the way companies refer to GAAP in financial statements and accounting policies. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Section and Paragraph structure.  This standard was effective prospectively for reporting periods ended after September 15, 2009 and, accordingly, the Company adopted it during the third quarter of fiscal 2010.  The adoption of this standard did not have an effect on the Company’s consolidated financial position, results of operations or cash flows.

On April 1, 2009, the Company adopted a new US accounting standard for business combinations.  The standards broaden the scope of a business combination to all transactions in which an entity obtains control over another entity.  The new standard provides further guidance on the recognition of identifiable assets and liabilities and the measurement of goodwill.  The new standard did not affect the consolidated financial statements on adoption.

On April 1, 2009, the Company adopted a new US accounting standard for non-controlling interests.  The new standard clarifies the definition of a non-controlling interest, requires non-controlling interests to be presented as part of equity on the balance sheet, changes the way the consolidated income statement is presented, establishes a single method of accounting for a change in a parent’s ownership interest in a subsidiary and provides for further disclosures in the consolidated financial statements.  On adoption, the Company reclassified the amount for Joint Venture Partners’ share of net assets of joint ventures to equity.  The Company has also disclosed additional details on the joint venture partners’ share of other comprehensive income as required under the new standard.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

	(k)	Adoption of new accounting procedures (continued):

On April 1, 2009, the Company adopted new US disclosure standards related to disclosures about derivative instruments and hedging activities.  The new standard requires enhanced disclosures about an entity’s derivative and hedging activities but did not impact the Company’s financial disclosure or presentation.

On April 1, 2009, the Company adopted a new US accounting standard for accounting for convertible debt instruments, which changed the accounting treatment for convertible debt securities that may settle fully or partly in cash.  The new standard requires bifurcation of convertible debt securities into a debt component that is initially recorded at fair value and an equity component that represents the difference between initial proceeds from the issuance of the instrument and the fair value allocated to the debt component.  The debt component is then subsequently accreted to par value over its expected life.  The new standard must be retroactively applied to all periods presented, even if the instrument has matured, converted or has been otherwise extinguished as of the effective date of the standard.  The new standard did not have a material effect on the consolidated financial statements at the date of adoption.

On April 1, 2009, the Company adopted new US interpretive guidance related to determining whether an instrument (or an embedded feature) is indexed to an entity's own stock.  The guidance requires an entity to use a two-step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument's contingent exercise and settlement provisions.  The guidance did not have a material impact on the consolidated financial statements.

The following new US accounting standards were effective for interim periods ending on or after June 15, 2009. These pronouncements did not have a material impact on the consolidated financial statements.

A new US accounting standard related to recognition and presentation of other-than-temporary impairments require entities to separate an other-than-temporary impairment of a debt security into two components when there are credit related losses associated with the impaired debt security for which management asserts that it does not have the intent to sell the security, and it is more likely than not that it will not be required to sell the security to recovery its cost base.  The amount of the other-than-temporary impairment from credit losses is recognized in net income and the amount of other-than-temporary impairment related to other factors is recorded in other comprehensive income.

A new US accounting standard related to determining fair value when volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly, amends existing accounting standards to provide additional guidance on estimating fair value when there has not been a significant decrease in the volume and level of activity for the asset or liability in relation to the normal market activity. In addition, the new standard provides additional guidance on situations that may indicate that a transaction for the asset or liability is not orderly.

A new disclosure standard related to interim disclosures about fair value of financial instruments requires disclosures about fair value of financial instruments in interim financial statements.

WESTPORT INNOVATIONS INC. Notes to Consolidated Financial Statements (Expressed in thousands of Canadian dollars except share and per share amounts) Years ended March 31, 2010, 2009 and 2008

24.	Reconciliation to United States generally accepted accounting standards (continued):

(k)	Adoption of new accounting procedures (continued):

In May 2009, the FASB issued a new US accounting standard establishing general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, ASC 855 sets forth the period after the consolidated balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the consolidated financial statements, the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its consolidated financial statements, and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The Company has determined that the standard did not have any impact on its consolidated financial statements.

(l)	New accounting pronouncements:

In June 2008, the FASB issued a new US accounting standard related to variable interest entities which amends accounting standards for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. In addition, this new accounting standard requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise’s involvement in a variable interest entity.  We are required to adopt this new standard on April 1, 2010.  The Company is currently in the process of assessing the impact that the standard may have on our financial statements.

In October 2009 the FASB issued a new accounting standard on Multiple-Deliverable Revenue Arrangements.  The new guidance provides a more flexible alternative to identify and allocate consideration among multiple elements in a bundled arrangement when vendor-specific objective evidence or third-party evidence of selling price is not available.  The new guidance requires the use of the relative selling price method and eliminates the residual method to allocation arrangement consideration.  Additional expanded qualitative and quantitative disclosures are also required.  The guidance is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after June 15, 2010.  We are assessing the potential impact that the adoption of the new standard may have on our financial statements.

25.	Subsequent events

On April 14, 2010, 790,614 warrants previously issued to Industry Canada, a department of the Government of Canada, were exercised at a price of $10.65 per warrant generating $8.4 million in cash for the Company.